Exhibit 21.1
EMCORE Corporation Subsidiaries*

Corona Optical Systems, Inc., A Delaware corporation
EMCORE Fiber Optics, Inc., a Delaware corporation
EMCORE Hong Kong, Limited, a Hong Kong corporation
K2 Optronics, Inc. a Delaware corporation
Langfang EMCORE Optoelectronics Company, Limited, a Chinese corporation
Opticomm Corporation, a Delaware corporation

*As of December 14, 2015